Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of corporation: ROYAL BEES COMPANY, INC.

2.	The articles have been amended as follows:

FIRST:  The name of the corporation is: Fitweiser Holdings, Inc.

FOURTH:  The stock that the corporation is authorized to issue is TWO HUNDRED MILLION (200,000,000) shares of common stock having a par value of $.001 per share.

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of  the voting power, or such greater proportion of the voting power as may be required in the case of a vote  by classes of  series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:  92%

4.	Effective date and time of filing: (optional)

5.	Signature:

/s/ Rudy Campidonica

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Signature of Officer